Draganfly Inc.

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS
ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY, JUNE 18, 2026

You are receiving this notification because **Draganfly Inc.** (the "**Company**") has opted to use the "notice and access" model for the delivery of its management information circular (the "**Information Circular**") to the holders (the "**Shareholders**") of common shares in the capital of the Company in respect of its annual general meeting of Shareholders to be held on Thursday, June 18, 2026 (the "**Meeting**").

Under "notice and access" instead of receiving paper copies of the Information Circular, Shareholders are receiving this notice with information on how to access the Information Circular electronically. Shareholders will also be receiving a proxy or voting instruction form, as applicable, together with this notification to use to vote at the Meeting.

The use of this alternative means of delivery is more environmentally friendly and more economical. It reduces the Company's paper use and it also reduces the Company's printing and mailing costs.

MEETING DATE AND LOCATION

WHEN:	Thursday, June 18, 2026 10:00 A.M Pacific Time	**WHERE:**	Suite 2700, 1133 Melville Street, The Stack Building, Vancouver, British Columbia, Canada V6E 4E5 and via Microsoft Teams (please see online and dial-in information below)

If you are unable to attend the Meeting in person, you are encouraged to vote on the matters before the Meeting by proxy and to join the Meeting online via Microsoft Teams at https://www.microsoft.com/en/microsoft-teams/join-a-meeting (Meeting ID 262 362 233 185 932 and Passcode: h7dZ6qC3).

Shareholders may also attend the Meeting by dialing your local number which can be located at https://dialin.teams.microsoft.com/df1df43d-dc4f-4f50-a77b-b9f70994b16a?id=476638746 (Conference ID: 837 347 514#).

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS AT THE MEETING:

- **FINANCIAL STATEMENTS:** To receive the financial statements of the Company for the fiscal year ended December 31, 2025 together with the report of the auditor thereon (voting is not required on this matter). See section titled "Receipt of Financial Statements" in the Information Circular.
- **APPOINTMENT AND REMUNERATION OF AUDITORS:** To appoint DMCL LLP, Chartered Professional Accountants, as auditors of the Company for the ensuing year and to authorize the directors of the Company to fix their remuneration. See the section titled "Appointment of Auditors" in the Information Circular.
- **FIX THE NUMBER OF DIRECTORS:** To fix the number of directors of the Company at seven (7). See the section titled "Number of Directors to be Elected and Election of Directors" in the Information Circular.
- **ELECTION OF DIRECTORS:** To elect the directors of the Company for the ensuing year. See the section titled "Number of Directors to be Elected and Election of Directors" in the Information Circular.
- **APPROVAL OF SHARE COMPENSATION PLAN:** To consider and, if deemed advisable, pass a resolution ratifying, confirming and approving the Company's share compensation plan with certain amendments, as such resolution is set forth in the Information Circular. See the section titled "Approval of Share Compensation Plan" in the Information Circular.
- **OTHER BUSINESS:** To transact such further or other business as may properly come before the Meeting or any adjournment or postponement thereof.

Draganfly Inc.

SHAREHOLDERS ARE REMINDED TO REVIEW THE INFORMATION CIRCULAR PRIOR TO VOTING.

WEBSITES WHERE THE INFORMATION CIRCULAR IS POSTED:

The Information Circular and proxy related documents can be viewed online under the Company's profile at www.sedarplus.ca or on the Company's website at https://investor.draganfly.com/annual-general-meeting/.

The Financial Statement Request Card will be mailed to Shareholders together with the form of proxy or voting instruction form, as applicable, and this notification to use to vote at the Meeting.

HOW TO OBTAIN PAPER COPIES OF THE INFORMATION CIRCULAR

Shareholders may request paper copies of the Information Circular and other meeting materials, including the audited consolidated financial statements of the Company for the year ended December 31, 2025 and the report of the auditors thereon and related management's discussion and analysis, by first class mail, courier or the equivalent at no cost to the shareholder. Requests must be made by email to proxy@endeavortrust.com or by calling toll-free at 1-888-787-0888. Requests may be made up to one year from the date the Information Circular was filed on SEDAR+.

For Shareholders who wish to receive paper copies of the Information Circular in advance of the voting deadline, requests must be received **no later than June 4, 2026**. The Information Circular will be sent to such Shareholders within three business days of their request if such requests are made before the Meeting. Following the Meeting, the Information Circular will be sent to such Shareholders within ten days of their request.

Requests must be made by email to proxy@endeavortrust.com or by calling toll-free at 1-888-787-0888.

VOTING

YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities, you must vote using the method set out in the enclosed voting instruction form or proxy.

Registered Holders are asked to return their proxies using the following methods by the proxy deposit date noted on the proxy, which is by 10:00 A.M. Pacific Time on Tuesday, June 16, 2026:

ONLINE:	Go to www.eproxy.ca and follow the instructions.
EMAIL:	Send to proxy@endeavortrust.com
FACSIMILE:	Fax to Endeavor Trust Corporation. at 604-559-8908.
MAIL:	Complete the form of proxy or any other proper form of proxy, sign it and mail it to:

Endeavor Trust Corporation
Suite 702, 777 Hornby Street,
Vancouver, BC V6Z 1S4

Beneficial Holders are asked to return their voting instructions using the following methods at least one business day in advance of the proxy deposit date noted on your voting instruction form:

INTERNET:	Go to proxyvote.com and follow the instructions.
MAIL:	Complete the voting instruction form, sign it and mail it in the envelope provided.

Shareholders with questions about notice and access can call toll free at 1-888-787-0888.